AMENDMENT NO.1 TO ACQUISITION AGREEMENT

THIS AMENDING AGREEMENT is made as of the 28th day of June, 2012.

BETWEEN:

AURICO GOLD INC., a company amalgamated under the laws of the Province of Ontario, having a place of business at 110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4

(the “Vendor”)

AND:

ENDEAVOUR SILVER CORP., a company incorporated under the laws of the Province of British Columbia, having a place of business at 301 - 700 West Pender Street, Vancouver, BC V6C 1G8

(the “Purchaser”)

WHEREAS the Vendor and the Purchaser entered into an acquisition agreement dated April 13, 2012 (the “Agreement”);

AND WHEREAS the Vendor and Purchaser wish to amend the Agreement on the terms and conditions provided in this amending agreement (the “Amending Agreement”).

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

Terms in initial capital letters not otherwise defined herein have the meaning ascribed to such term in the Agreement.

ARTICLE 2
AMENDMENT TO ACQUISITION AGREEMENT

2.1	Section 1.1(q) is deleted in its entirety and replaced with the following:

“Closing Date” means July 13, 2012 or such other date as the parties may agree;

2.2	Section 1.1(ppp) is deleted in its entirety and replaced with the following:

““Outside Date” means July 13, 2012 or such later date as the parties may agree;”

2.3	Section 2.2(b) of the Acquisition Agreement is deleted in its entirety and replaced with the following:

“The purchase price for the Purchased Shares shall be the sum of $200,000,000 (the “Purchase Price”) plus or minus, as applicable, the Adjustment Amount. The Purchase Price shall be payable by the Purchaser to the Vendor on Closing in cash (“Cash”) or, at the Purchaser’s election, up to $100,000,000 of the Purchase Price may be paid in common shares of the Purchaser (“Payment Shares”) at a deemed issue price of $9.06 per share. The portion of the Purchase Price payable for the Minority Shares shall be paid in cash and shall not be subject to the Adjustment Amount. $10 million of the Cash portion of the Purchase Price shall be paid by the Purchaser into escrow and shall be held and subject to the escrow agreement to be entered into by the Purchaser, Vendor and Computershare Trust Company of Canada, such escrow agreement to be executed and delivered by each of the parties thereto on the Closing Date and to be substantially in the form of the agreement attached hereto as Schedule “K” (the “Escrow Agreement”)”

2.4	Section 2.5(a)(i) of the Acquisition Agreement is deleted in its entirety and replaced with the following:

“$20,000,000 if at any time during the 3 years following the Closing Date the Purchaser, either directly or through its subsidiaries, obtains use of the Las Torres Facilities after August 6, 2013;”

2.5	Section 6.1(i) is deleted in its entirety and replaced with the following:

“Except for the Escrow Concessions (as such term is defined in the Escrow Agreement), CM del Cubo owns and has good title to the Owned Concessions that form part of the El Cubo Property as the legal and beneficial owner thereof, free of all Encumbrances, except for the Permitted Encumbrances and the Bank Encumbrance”

2.6	Section 6.1(k) is deleted in its entirety and replaced with the following:

“Except for the Escrow Concessions, each of the Subsidiaries has good and sufficient right, title and interest in and to its owned Assets free and clear of all Encumbrances, except (i) Permitted Encumbrances and (ii) the Bank Encumbrances;”

2.7	Section 6.1(m) is deleted in its entirety and replaced with the following:

“Schedules “A” and “B” hereto set forth a true, correct and complete list and description of all of the mining concessions owned (except for the Escrow Concessions) by AGCH or CM del Cubo, as the case may be, each of which is legally and beneficially owned (except for the Escrow Concessions) by such Subsidiary (the “Owned Concessions”), and a description of all of the mining concessions leased to CM del Cubo (the “Leased Concessions”). None of AGCH or CM del Cubo is party to or bound by any Material Contract other than those referred to in Schedule “E”;”

2.8	Section 6.1(aa) is deleted in its entirety and replaced with the following:

“A”

“Except for the Escrow Concessions, the mining concessions listed in Schedules and “B” hereto have been validly located and are duly recorded and in good standing in accordance with the laws of Mexico and no Subsidiary is subject to any outstanding official communication or remedial order or any written notice in respect of which it has not complied regarding the Owned or Leased Concessions;”

2.9	Section 8.1(k) is amending by deleting “and” at the end of the section, Section 8.1(l) is amended by deleting “.” and adding “; and” at the end of the section and Section 8.1(m) is added as follows:

“(m) on or prior to the Closing Date the Vendor shall execute and deliver the Escrow Agreement.”

2.10	Sections 9.1(k) is amending by deleting “and” at the end of the section, Section 9.1(l) is amended by deleting “.” and adding “; and” at the end of the section and Section 9.1(m) is added as follows:

“(m) on or prior to the Closing Date the Vendor shall execute and deliver the Escrow Agreement.”

2.11

Sections 11.1 (d) is amending by deleting “and” at the end of the section, Section 11.1(e) is amended by deleting “.” and adding “; and” at the end of the section and Section 11.1(f) is added as follows:

“(f) the execution and delivery by the Vendor and the Escrow Agent (as such term is defined in the Escrow Agreement) to the Purchaser of the Escrow Agreement.”

2.12

Sections 12.1 (g) is amending by deleting “and” at the end of the section, Section 12.1(h) is amended by deleting “.” and adding “; and” at the end of the section and Section 12.1(i) is added as follows:

“(i) the execution and delivery by the Purchaser and the Escrow Agent to the Vendor of the Escrow Agreement.”

2.13	Section 17.2 is deleted in its entirety and replaced with the following:

“This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements and understandings (including the Letter of Intent), both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

2.14	Immediately following Schedule “J” a new schedule Schedule “K” is inserted which contains the text attached to this Amending Agreement as Schedule “1”.

ARTICLE 3
GENERAL

3.1	Acquisition Agreement

All other terms and conditions as set out in the Agreement, revised to the extent herein set out, remain in full force and effect.

3.2	Entire Agreement

This Amending Agreement (including all schedules hereto), the Agreement and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein or therein.

3.3	Governing Law and Submission to Jurisdiction

This Agreement shall be governed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia

3.4	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK. EXECUTION PAGE FOLLOWS.[

IN WITNESS WHEREOF this Amending Agreement has been executed by the parties.

ENDEAVOUR SILVER CORP.

by	“Dan Dickson”
Name: Dan Dickson
Title: Chief Financial Officer

AURICO GOLD INC.

by	“René Marion”
Name: René Marion
Title: President and CEO

SCHEDULE 1

“SCHEDULE “K”

AURICO GOLD INC.

- and -

ENDEAVOUR SILVER CORP.

- and –

COMPUTERSHARE TRUST COMPANY OF CANADA

HOLDBACK ESCROW AGREEMENT

July <*>, 2012

HOLDBACK ESCROW AGREEMENT

THIS AGREEMENT (“Escrow Agreement”) is made this <*> day of July, 2012.

BETWEEN:

AURICO GOLD INC. a corporation amalgamated under the laws of the Province of Ontario,

(“AuRico”)

- and -

ENDEAVOUR SILVER CORP. a corporation existing under the laws of the Province of British Columbia,

(“Endeavour”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company licensed to carry on business in all Provinces in Canada.

(the “Escrow Agent”)

WHEREAS:

1.

The Parties hereto, other than the Escrow Agent, have entered into an acquisition agreement dated April 13, 2012, as amended June <>, 2012 (collectively, the “Acquisition Agreement”), providing, among other things, for the sale by AuRico and the purchase by Endeavour of the Mexgold Shares and the Minority Shares.

2.

The Acquisition Agreement provides that the sums of Nine Million Dollars ($9,000,000) (the “Mining Right Escrowed Funds”) and One Million Dollars ($1,000,000) (the “Development Escrowed Funds”) will be paid to the Escrow Agent on the Closing Date to be held on the terms and subject to the conditions provided for in this Escrow Agreement.

NOW THEREFORE in consideration of the mutual premises and covenants contained herein, and other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Escrow Agreement,

(a)	“Approved Claim” has the meaning ascribed thereto in Section 2.5(a);

(b)

“Business Day” means any day, other than a Saturday or Sunday or civic or statutory holiday when Canadian chartered banks are open for regular business in the city of Toronto, Ontario, Canada and Vancouver, British Columbia, Canada;

(c)	“Calendar Quarter” means March 31, June 30, September 30 and December 31, of each year;

(d)	“Claim” means any claim made by AuRico pursuant to Section 2.5(a);

(e)	“CM del Cubo” means Compania Minera Del Cubo, S.A. de C.V.;

(f)

“Development Costs” means the commercially reasonable and documented costs and expenses incurred and paid by Endeavour after December 1, 2012 to construct after December 1, 2012 alternative mine access to the Escrow Concessions if the Unification is not completed by December 1, 2012, such costs and expenses not to exceed $1,000,000 in the aggregate;

(g)	“Development Escrowed Funds” has the meaning ascribed thereto in the Recitals;

(h)	“Disputed Claim” has the meaning ascribed thereto in Section 2.5(a);

(i)	“Disputed Costs” has the meaning ascribed thereto in Section 2.5(a);

(j)

“Endeavour Report” means the report to be delivered by Endeavour to each of AuRico and the Escrow Agent within 15 days following each Calendar Quarter detailing (i) the amount of ore produced from the Escrow Concessions, (ii) the reduction in the tonnes of reserves and resources from the Endeavour Report for the prior Calendar Quarter, (iii) the Quarterly Payment amount for the relevant Calendar Quarter and (iv) a direction to the Escrow Agent to pay the Quarterly Payment amount to AuRico;

(k)	“Escrow Agent” means Computershare Trust Company of Canada and any successor escrow agent appointed in accordance with the provisions hereof;

(l)	“Escrow Concessions” means collectively the following concessions:

Name of Lot	Concession Title Number	Area

Nuestra Señora de los Dolores (a) El Tajo	240037	7.1876 Hectares

Ampliación de San Joaquín (a) El Fuerte	4334	7.7252 Hectares

Dem. de San Joaquín (a) El Fuerte y Ntra. Sra. de los Dolores	1925	1.7717 Hectares

San Joaquín (a) El Fuerte		14.0969 Hectares

(m)	“Escrowed Funds” means collectively the First Escrowed Funds and the Second Escrowed Funds;

(n)

“Final Decision” means a decision, order, judgment or decree of (i) an arbitrator pursuant to Article 16 of the Acquisition Agreement or (ii) of a court of competent jurisdiction, as applicable, in each case made in respect of any Disputed Claim under this Escrow Agreement, from which no appeal lies or in respect of which all appeal rights have been exhausted and all time periods for appeal have expired without appeals having been taken;

(o)

“Final Settlement” means any written agreement between AuRico and Endeavour pursuant to which they agree as to the amount of any Disputed Claim and the payment of such Claim from the First Escrowed Funds or Second Escrowed Funds, as the case may be;

(p)

“First Escrowed Funds” means the Mining Right Escrowed Funds, together with all interest, income or other amounts earned thereon, less any amount by which such funds may be reduced pursuant to one or more Quarterly Payments, that are held in trust by the Escrow Agent from time to time pursuant to the provisions hereof;

(q)	“Formula” means [(X-Y)/X] * Z where:

(r)	X = the tonnes of reserves and resources on the Escrow Concessions as detailed in the Endeavour Report for the prior Calendar Quarter;

(s)	Y = the tonnes of reserves and resources on the Escrow Concessions as detailed in the Endeavour Report for the relevant Calendar Quarter; and

(t)	Z = the amount of First Escrowed Funds held by the Escrow Agent at the end of the relevant Calendar Quarter

(u)

For the purposes of the Endeavour Report to be delivered for the Calendar Quarter ended September 30, 2012 Endeavour shall be deemed to have provided to AuRico an Endeavour Report for the Calendar Quarter ended June 30, 2012 detailing a total of 450,000 tonnes of reserves and resources on the Escrow Concessions as at June 30, 2012;

(v)	For illustrative purposes only, an example of the calculation for the first quarterly payments for September 30, 2012 and December 30, 2012 is set out below:

(w)	First Quarter (September 30, 2012) Payment

(x)	Assume X=450,000 Tonnes, Y= 350,000 Tonnes and Z= $9,000,000

(y)	[(450,000 – 350,000)/450,000] * $9,000,000 = $2,000,000

(z)	Second Quarter (December 31, 2012) Payment

(aa)	Assume X=350,000 Tonnes, Y= 300,000 Tonnes and Z= $7,000,000

(bb)	[(350,000 – 300,000)/350,000] * $7,000,000 = $1,000,000

(cc)

“Loss Event” means either (i) the cancellation of the Escrow Concessions or any portion thereof (other than any cancellation or reduction of the size of the Escrow Concessions as required by Applicable Laws on any renewal or extension thereof) by the applicable Governmental Authority in Mexico without reinstatement by July 13, 2014 or (ii) the acquisition of legal and beneficial ownership by a third party (other than AuRico, Endeavour or any of their respective affiliates and other than an acquisition caused by Endeavour or any of its affiliates) of the Escrow Concessions or any portion thereof.

(dd)	“Mining Right Escrowed Funds” has the meaning ascribed thereto in the recitals;

(ee)	“Open Claim” has the meaning ascribed thereto in Section 2.5(a);

(ff)

“Quarterly Payments” means the dollar amount as determined by the Formula to be paid by the Escrow Agent on behalf of Endeavour to AuRico from the First Escrowed Funds, such amount to be paid within 30 days of each Calendar Quarter;

(gg)

“Second Escrowed Funds” means the Development Escrowed Funds, together with all interest, income or other amounts earned thereon, less any amount by which such funds may be reduced pursuant to the reimbursement to Endeavour for Development Costs incurred and paid by Endeavour after December 1, 2012, that are held in trust by the Escrow Agent from time to time pursuant to the provisions hereof;

(hh)

“Statement of Costs” means a statement delivered from time to time after December 1, 2012 by Endeavour to each of AuRico and the Escrow Agent detailing Development Costs (including actual invoices for such Development Costs and drawings of the work undertaken in respect of such Development Costs) for which Endeavour may seek reimbursement pursuant to the provisions hereof;

(ii)	“Termination Date” means the earlier of (i) July 13, 2014, (ii) the date of Unification, and (iii) the occurrence of the Loss Event;

(jj)

“Unification” means the unification of the Escrow Concessions with the Villalpando Concession to form the “Unification Villalpando Sur Concessión” whose sole holder of legal and beneficial title will be CM del Cubo (or any other Subsidiary or Affiliate or nominee of Endeavour), or completion of such other action which results in CM del Cubo (or any other Subsidiary or Affiliate or nominee of Endeavour) being the sole holder of legal and beneficial title to the Escrow Concessions;

(kk)	“Undisputed Costs” has the meaning ascribed thereto in Section 2.5(a);

(ll)

“Unpaid Claim” means (i) an Approved Claim or (ii) a Disputed Claim that is determined to be payable to AuRico or Endeavour, as the case may be, pursuant to a Final Settlement or Final Decision, which in either case has not yet been paid pursuant to Section 2.5(a);

(mm)

“Unresolved Claim” means (i) an Open Claim which has not yet been determined to be an Approved Claim or a Disputed Claim and (ii) a Disputed Claim in respect of which no Final Decision or Final Settlement has occurred; and

(nn)	“Withheld Funds” has the meaning ascribed thereto in Section 2.5(c).

1.2                     Terms Defined in Acquisition Agreement

                           Unless the context otherwise requires, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Acquisition Agreement.

1.3                     Headings

                           The headings in this Escrow Agreement are solely for the convenience of reference and shall not affect its interpretation.

1.4                     Interpretation/Business Day

                           Unless the context otherwise requires, “$” means the currency of the United States of America. If any action is to be taken on a day that is not a Business Day, such action shall be taken on the first day thereafter that is a Business Day.

ARTICLE 2
ESCROWED FUNDS

2.1                     Establishment of Escrow and Acknowledgement of Escrow Agent

                          The Escrow Agent agrees to act as escrow agent in accordance with the terms hereof and hereby acknowledges receipt from Endeavour of the Mining Right Escrowed Funds and the Development Escrow Funds and agrees that it will hold the Escrowed Funds as escrow agent for and on behalf of Endeavour and AuRico and invest, disburse and otherwise deal with the same strictly in accordance with the terms of this Escrow Agreement.

2.2                     Investment of Escrowed Funds

(a)

Each of the Mining Right Escrowed Funds and the Development Escrowed Funds shall be deposited into a segregated trust account established for such purpose by the Escrow Agent and maintained in the name of the Escrow Agent with [The Bank of Nova Scotia] or its affiliates. The Escrowed Funds will be held in a non-investment trust account, with funds deposited therein earning interest at the prevailing rate.

(b)

Interest, income or other amounts from time to time earned on the Escrowed Funds shall be held on deposit by the Escrow Agent as part of the Escrowed Funds and shall be invested, disbursed and otherwise dealt with in the same manner and on the same terms as the Escrowed Funds governed by this Escrow Agreement.

2.3                     Term

                          The term of this Escrow Agreement shall commence on the date hereof and shall continue until the later of (i) the Termination Date, and (ii) the date on which the Escrow Agent has released all of the Escrowed Funds in accordance with the terms hereof.

2.4                     Release of Escrowed Funds

(a)	Claims

(b)

Subject to Section 2.4(c) below, prior to the Termination Date, the Escrow Agent shall release Escrowed Funds from escrow only for (i) Claims made by AuRico, when and to the extent authorized under Section 2.5 below, (ii) in the case of the First Escrowed Funds only, to AuRico on the account of the Quarterly Payments payable to AuRico, and (iii) in the case of the Second Escrowed Funds only, to Endeavour for Development Costs.

(c)	Joint Direction

Notwithstanding anything else in this Escrow Agreement, the Escrow Agent may at any time release all or any portion of the Escrowed Funds from escrow in accordance with the terms of, and upon receipt of, a joint direction executed by each of AuRico and Endeavour.

(d)	Termination Date

Subject to Section 2.5(b) and Section 2.5(c) below, if:

(i) the Termination Date occurs as a result of the Unification, all Escrowed Funds shall be released to AuRico; and

(ii)

if the Termination Date occurs as a result of the earlier of either (A) the failure of the Unification to occur by July 13, 2014; or (B) the occurrence of the Loss Event, all First Escrowed Funds shall be released to Endeavour and the Second Escrowed Funds shall remain in escrow and shall be subject to the terms and provisions hereof until the earlier of (X) July 13, 2014 and (Y) the date on which the Escrow Agent has released all of the Second Escrowed Funds in accordance with the terms hereof. Any Second Escrowed Funds remaining in escrow on July 13, 2014 shall be released to AuRico.

2.5                     Claims

(a)

If AuRico disputes (i) an Endeavour Report, (ii) the quantum of a Quarterly Payment or (iii) a Statement of Costs, AuRico may make a Claim in accordance with this Section 2.5(a). If AuRico determines to make a Claim it may, but is not obligated to, request payment from the Escrowed Funds, or, in the case of a disputed Statement of Costs, request a withholding of reimbursement from Escrowed Funds, by giving written notice of such Claim contemporaneously to the Escrow Agent and Endeavour, describing in such notice the nature of the Claim, the amount thereof (including, in respect of any disputed Statement of Costs, specifying that amount which AuRico agrees are Development Costs for which Endeavour shall rightfully be reimbursed pursuant to this Escrow Agreement (such amount, the “Undisputed Costs”) and that amount which AuRico asserts is not properly characterized as Development Costs (such amount the “Disputed Costs”)), and the provisions in this Escrow Agreement on which the Claim is based (each such Claim, an “Open Claim”). All Open Claims in respect of an Endeavour Report must be made within 10 Business Days of AuRico’s receipt of the applicable Endeavour Report, and all Open Claims in respect of a Statement of Costs must be made within 10 Business Days of AuRico’s receipt of the applicable Statement of Costs.

If the Escrow Agent has not received written objection to an Open Claim from Endeavour by 5:00 p.m. (Toronto time) on the 10th Business Day after the day of receipt by the Escrow Agent and Endeavour of the written notice of such Claim, the Open Claim shall be conclusively deemed to be approved by Endeavour (such approved Claim being hereinafter referred to as an “Approved Claim”) and the Escrow Agent shall, on the next Business Day thereafter, (A) in the case of an Approved Claim relating to an Endeavour Report or the quantum of a Quarterly Payment, pay to AuRico from the First Escrowed Funds the lesser of (i) the amount specified in the Approved Claim, and (ii) the amount of First Escrowed Funds then remaining available, such payment constituting a full and absolute discharge of the Approved Claim; and (B) in the case of an Approved Claim relating to a Statement of Costs, pay to Endeavour from the Second Escrowed Funds the lesser of (i) the amount of the Undisputed Costs set forth in the Approved Claim, and (ii) the amount of the Second Escrowed Funds then remaining available, such payment constituting a full and absolute discharge of the Approved Claim.

If within said 10 Business Days the Escrow Agent shall have received from Endeavour written objection to an Open Claim, specifying the nature of and grounds for such objection (a copy of which shall be sent to AuRico contemporaneously), then such Claim (a “Disputed Claim”) shall be deemed to remain an Open Claim and no funds (other than the amount of the Undisputed Costs) shall be released hereunder in respect of such Disputed Claim until the date on which either a Final Settlement or Final Decision occurs with respect to such Disputed Claim. Upon resolution of such Disputed Claim, the Escrow Agent shall, as directed in accordance with a Final Settlement or a Final Decision, pay to AuRico or Endeavour, as the case may be, from the Escrowed Funds the lesser of: (i) the amount specified in the Final Settlement or Final Decision; and (ii) the amount of Escrowed Funds then remaining available hereunder, such payment constituting a full and absolute discharge of the Disputed Claim.

(b)	If the Termination Date occurs as a result of the Unification:

(i)

all Open Claims, Disputed Claims, Unpaid Claims and Unresolved Claims insofar as such Claims relate to a disputed Endeavour Report or the quantum of a Quarterly Payment shall be deemed to be Approved Claims as of such date; and

(ii)

all Open Claims, Disputed Claims, Unpaid Claims and Unresolved Claims insofar as such Claims relate to a disputed Statement of Costs shall remain outstanding under this Escrow Agreement, this Escrow Agreement shall survive, and all disputed amounts under such Claims shall be deemed to be Withheld Funds (within the meaning of Section 2.5(c) below) and dealt with in accordance with Section 2.5(c).

(c)

If the Termination Date occurs as a result of the earlier of (i) the failure of the Unification to occur by July 13, 2014 and (ii) the occurrence of a Loss Event and if on such Termination Date, any Unpaid Claims or Unresolved Claims insofar as such Claims relate to a disputed Endeavour Report or the quantum of a Quarterly Payment shall remain outstanding under this Escrow Agreement, this Escrow Agreement shall survive, and there shall remain in escrow an amount of Escrowed Funds (the “Withheld Funds”) equal to the lesser of (i) the aggregate of such Unpaid Claims and Unresolved Claims and (ii) the aggregate Escrowed Funds. The Withheld Funds in respect of each Unpaid Claim and Unresolved Claim shall not be released until such time as: (i) such Unpaid Claim is paid in accordance with this Escrow Agreement; and/or (ii) a Final Decision or Final Settlement in respect of such Unresolved Claim is delivered to the Escrow Agent, whereupon the Escrow Agent will release the Withheld Funds in respect of such Unresolved Claim in accordance with the terms of the Final Decision or Final Settlement, as applicable. All Escrowed Funds held by the Escrow Agent on such Termination Date referred to above in this subsection (b) which are in excess of the amount of Withheld Funds shall be promptly released to Endeavour. All Escrowed Funds held by the Escrow Agent on the date of a Final Decision or Final Settlement that is after such Termination Date referred to above in this subsection (b) that are in excess of the amount of the Final Decision or Final Settlement shall be immediately released to Endeavour.

2.6                     Reports

                          From time to time, upon written request made by any of Endeavour or AuRico, and in any event on a monthly basis, the Escrow Agent shall deliver to each of AuRico and Endeavour a written report (the “Escrow Report”) which sets out the amount of Escrowed Funds remaining in escrow, the interest or other income earned thereon since the date of the most recent Escrow Report, if any, and the amount of Escrowed Funds released from escrow since the date of the most recent Escrow Report pursuant to Claims made hereunder or otherwise pursuant to this Escrow Agreement.

                          Endeavour hereby covenants and agrees with each of the Escrow Agent and AuRico to deliver an Endeavour Report to each of them not later than 15 days following each Calendar Quarter and Endeavour hereby authorizes the Escrow Agent to make the Quarterly Payment provided for in the applicable Endeavour Report from the First Escrowed Funds within 10 days of the receipt by the Escrow Agent of the Endeavour Report.

                          Endeavour may, but is not obligated to, deliver from time to time after December 1, 2012 a Statement of Costs to the Escrow Agent, and upon doing so, Endeavour shall contemporaneously deliver a copy thereof to AuRico. AuRico hereby authorizes the Escrow Agent to reimburse Endeavour for its Development Costs as set forth in the applicable Statement of Costs from the Second Escrowed Funds within 10 Business Days of the receipt by the Escrow Agent of the Statement of Costs, unless AuRico disputes the amount to be reimbursed in accordance with Section 2.5(a) .

2.7                     Co-operation and Efforts

                          From the date hereof until the Termination Date, Endeavour shall in good faith use and shall cause CM del Cubo to in good faith use its commercially reasonable efforts to obtain as soon as possible and in any event prior to the Termination Date the Unification. Endeavour shall keep AuRico reasonably informed as to the status of the proceedings and other actions and facts related to obtaining the Unification, including providing AuRico with copies of all related applications and notifications in draft form and any correspondence with Governmental Authorities in draft form (in each case except where such material is confidential in which case it will be provided (subject to Applicable Laws) to AuRico’s outside counsel on an “external counsel” basis), in order for AuRico to provide its reasonable comments thereon, which shall be given due and reasonable consideration.

                          From the date hereof until the Termination Date, Endeavour shall and shall cause CM del Cubo to afford to AuRico such access as AuRico may reasonably require at all reasonable times, including for the purpose of ensuring compliance by Endeavour with its obligation under this Escrow Agreement and in connection with the Unification and shall permit AuRico to assist with or take other actions as may be appropriate in order to obtain the Unification. Endeavour agrees that neither it nor any of its Subsidiaries or Affiliates will meet with or otherwise engage with or communicate with any Mexican official or regulatory body unless a representative of AuRico is present and Endeavour shall provide AuRico with at least 48 hours notice (including the location, time and necessary details) prior to any such meeting or other communication or engagement (the “Notice”). Notwithstanding the foregoing, if Endeavour provides the Notice and an AuRico representative does not attend such meeting, communication or engagement as provided in the Notice Endeavour shall be free to continue with the meeting, communication or engagement without the AuRico representative.

ARTICLE 3
LIABILITY OF ESCROW AGENT

3.1                     Reliance of Escrow Agent on Documents

                          The Escrow Agent may assume that all documents on which it must rely in order to carry out its obligations under this Escrow Agreement are valid and properly authorized and executed. The Escrow Agent need not question the authenticity of any such document or any signature thereon, nor inquire whether the person who signed, issued or authenticated any such document had authority to do so. The Escrow Agent may rely upon any document that it believes in good faith to be genuine, sufficient and properly presented in accordance with the provisions of this Escrow Agreement, regardless of whether such document is in original or facsimile form. The Escrow Agent has no duty to determine whether any provision of any agreement between AuRico and Endeavour has been performed. The Escrow Agent shall not be liable for any amounts payable hereunder in excess of the Escrowed Funds.

3.2                     Indemnity in Favour of the Escrow Agent

                          The Escrow Agent and its directors, officers, employees, agents, successors and assigns shall at all times be indemnified and saved harmless by each of AuRico and Endeavour, jointly and severally, from and against all claims whatsoever (including costs, charges, expenses, and costs of litigation and reasonable legal fees (on a solicitor and his own client basis) in connection therewith) brought, commenced or prosecuted against it or them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Escrow Agent under this Escrow Agreement, and all other costs, charges, and reasonable expenses that it or they sustain or incur in or about or in relation to the affairs of this Escrow Agreement; provided, however, that the indemnity provided for in this Section 3.2 shall not apply in respect of any such claims that are the result of the gross negligence or wilful misconduct of the Escrow Agent and/or any of its directors, officers, employees, agents, successors and assigns. The foregoing indemnifications and agreement to hold harmless shall survive the resignation or removal of the Escrow Agent or the termination of this Escrow Agreement.

3.3                     Attachment

                          The Escrow Agent is authorized, in its sole discretion, to comply with all writs, orders or decrees entered or issued which:

(a)	attach, garnishee or levy upon the Escrowed Funds;

(b)	stay or enjoin the delivery of the Escrowed Funds; or

(c)	affect the Escrowed Funds in any way.

The Escrow Agent shall not be liable to AuRico, Endeavour or any other Person, because it obeys or complies with any such writ, order or decree, even if such writ, order or decree is subsequently reversed, modified, annulled, set aside or vacated.

3.4                     Liability of Escrow Agent

                          The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment and any act done or omitted by it pursuant to the advice of counsel shall be conclusive evidence of such good faith. Once the Escrow Agent has released the Escrowed Funds in their entirety in accordance with the provisions of this Escrow Agreement, the Escrow Agent shall be released and discharged from all obligations hereunder with respect to such Escrowed Funds and shall have no further responsibility towards AuRico or Endeavour with respect to such Escrowed Funds.

3.5                     Counsel

                          The Escrow Agent may employ such counsel and advisers as it may reasonably require for the purpose of discharging its duties under this Escrow Agreement and the Escrow Agent may act and shall be fully protected in acting in good faith on the opinion or advice of or information obtained from any such counsel or adviser in relation to any matter arising under this Escrow Agreement. All reasonable costs and expenses incurred by the Escrow Agent in respect of such counsel and advisors (including legal fees) shall be paid equally by Endeavour, on the one hand, and AuRico, on the other hand. The reasonable costs of such services shall be added to and be part of the Escrow Agent’s fee hereunder.

3.6                     No Implied Duties of Escrow Agent

                          This Escrow Agreement sets forth all of the duties of the Escrow Agent in respect of the Escrowed Funds. The Escrow Agent shall not refer to, and shall not be bound by, the provisions of any other agreement other than the terms of this Escrow Agreement and no implied duties or obligations of the Escrow Agent may be read into this Escrow Agreement. The Escrow Agent shall not be under any duty to give the Escrowed Funds any greater degree of care than it gives its own similar property. The Escrow Agent accepts duties and responsibilities under this Escrow Agreement and in respect of the escrow funds solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee. The Escrow Agent’s duty to deliver the Escrowed Funds shall be fully performed by delivering the monies or property it has actually received (including any interest or other amounts accrued thereon), uninsured, as specified in this Escrow Agreement.

                          The Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of any wire or communication facility).

                          The Escrow Agent shall not be responsible in any respect for the form, execution, validity, value or genuineness of documents or securities deposited hereunder, or for any description therein, or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any such document, security or endorsement.

                          In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, the Escrow Agent may, in its sole discretion, refrain from taking any action other than retaining possession of the Escrowed Funds, unless the Escrow Agent receives written instructions, signed by all parties hereto, which eliminates such ambiguity or uncertainty.

                          In the event of any dispute between, or conflicting claims by or among, the parties and/or any other person or entity with respect to any Escrowed Funds, the Escrow Agent shall be entitled, in its sole discretion, to refuse to comply with any and all claims, demands or instructions with respect to such Escrowed Funds so long as such dispute or conflict shall continue, and the Escrow Agent shall not be or become liable in any way to the parties hereto for failure or refusal to comply with such conflicting claims, demands or instructions. The Escrow Agent shall be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of (i) an arbitrator pursuant to Article 16 of the Acquisition Agreement or (ii) a court of competent jurisdiction, as applicable, in each case which order, judgment or decree is not subject to appeal, or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Escrow Agent or (ii) the Escrow Agent shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all losses which it may incur by reason of so acting. The Escrow Agent may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary including, without limiting the generality of the foregoing, paying all or any part of the Escrowed Funds into court. The costs and expenses (including reasonable attorneys' fees and expenses) incurred in connection with such proceeding shall be shared equally by, and shall be deemed obligations of Endeavour, on the one hand, and AuRico, on the other hand.

                          The Escrow Agent does not have any interest in the Escrow Funds but is serving as escrow agent only and is not a debtor of the parties hereto in respect of the Escrowed Funds.

                          No provision of this Escrow Agreement shall require the Escrow Agent to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or the exercise of any of its rights or powers unless indemnified as provided for herein, other than as a result of its own gross negligence, wilful misconduct or bad faith.

                          The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence, wilful misconduct, or bad faith.

3.7                     Expenses of Escrow Agent

                          The Escrow Agent shall be entitled to reimbursement of its reasonable out-of-pocket expenses for carrying out its duties hereunder, including any costs incurred as a result of the Escrow Agent becoming involved in any litigation, arbitration or court proceeding in its capacity as escrow agent hereunder, including pursuant to Section 4.1 hereof. Endeavour, on the one hand, and AuRico, on the other hand, shall be equally liable for such expenses.

3.8                     Fees of Escrow Agent

                          The Escrow Agent shall be paid the fees set forth in its fee schedule, as agreed to by Endeavour and AuRico, in exchange for its services provided pursuant to this Escrow Agreement. Endeavour, on the one hand, and AuRico, on the other hand, shall be equally responsible for such fees. For greater certainty, such fees are in addition to any claim for indemnity or reimbursement that may be claimed by the Escrow Agent pursuant to Sections 3.2 3.5 or 3.7. Any amount owing under this Section and unpaid thirty (30) days after request for such payment will bear interest from the expiration of such thirty (30) days at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand. If payment is not received when due, the Escrow Agent shall be entitled to draw down on the Escrowed Funds in order to effect such payment and may sell, liquidate, convey or otherwise dispose of any investment for such purpose.

ARTICLE 4
CHANGE IN THE ESCROW AGENT

4.1                     Resignation of the Escrow Agent

                          The Escrow Agent may resign and be discharged from all of its obligations in this Escrow Agreement by giving AuRico and Endeavour 60 days’ notice or such shorter notice as they may mutually accept. If the Escrow Agent resigns, a new escrow agent shall be appointed by mutual agreement of AuRico and Endeavour. Failing such agreement, Endeavour shall have the right to appoint as escrow agent one of the four largest trust companies in Canada authorized to carry on the business of a trust company in the Province of British Columbia. The size of a trust company shall be determined by the amount of its capital calculated for the purpose of determining its borrowing base. If such replacement escrow agent has not been appointed by the expiry of such 60-day notice period, the Escrow Agent shall be entitled to apply under British Columbia law for leave to deliver the Escrowed Funds and all related records and documents into the custody of a court of competent jurisdiction or of an officer thereof and the resignation of the Escrow Agent shall become effective upon such delivery.

4.2                     Succession

                          Any corporation into or with which the Escrow Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Escrow Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Escrow Agent shall be the successor to the Escrow Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor escrow agent hereunder.

4.3                     Tax Reporting

                          Endeavour and AuRico agree that, for tax reporting purposes, the Escrowed Funds and all interest or other taxable income earned from the investment of the Escrowed Funds in any tax year shall be taxable to the recipient of such monies, in the taxation year that it was paid or distributed.

4.4                     Anti-money Laundering

                          Each party to this Escrow Agreement (other than the Escrow Agent) hereby represents to the Escrow Agent that any account to be opened by, or interest to be held by, the Escrow Agent in connection with this Escrow Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Escrow Agent's prescribed form as to the particulars of such third party. The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Escrow Agent, in its sole judgment, determine at any time that its acting under this Escrow Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Escrow Agreement, provided (i) that the Escrow Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Escrow Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

4.5                     Privacy

                          The parties acknowledge that the Escrow Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Escrow Agreement and other services that may be requested from time to time;

(b)	to help the Escrow Agent manage its servicing relationships with such individuals;

(c)	to meet the Escrow Agent's legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Escrow Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

                          Each party acknowledges and agrees that the Escrow Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Escrow Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Escrow Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the U.S.A. for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Escrow Agent any personal information relating to an individual who is not a party to this Escrow Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

4.6                     Force Majeure

                          Neither party shall be liable to the other, or held in breach of this Escrow Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Escrow Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

4.7                     Replacement of the Escrow Agent

                          AuRico and Endeavour may at any time collectively replace the Escrow Agent by delivering to the Escrow Agent a notice signed by each of them appointing a new escrow agent as the Escrow Agent hereunder.

4.8                     Obligations of the Escrow Agent When Changed

                          Each new escrow agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Escrow Agent, without any further assurance, conveyance, act or deed. The Escrow Agent will deliver custody of the accounts containing the Escrowed Funds to the new escrow agent as soon as it has been advised of the appointment of such new escrow agent.

ARTICLE 5
GENERAL

5.1                     Irrevocable Agreement

                          This Escrow Agreement shall not be revoked, rescinded or modified as to any of its terms and conditions, except by consent in writing signed by AuRico and Endeavour and assented to in writing by the Escrow Agent.

5.2                     Notices

(a)

Method of Delivery. Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

	(i)	delivered in person during normal business hours on a Business Day and left with a receptionist or other responsible employee of the relevant party at the applicable address set forth below;

	(ii)	sent by prepaid first class mail or courier; or

	(iii)	sent by a facsimile which produces a paper record (“Transmission”) during normal business hours on a Business Day;

in the case of a notice to Endeavour, addressed to it at:

Endeavour Silver Corp.
Suite 301, 700 West Pender Street
Vancouver, British Columbia V6C 1G8

Fax: (604) 685-9744
Attention: Chief Executive Officer

in the case of a notice to AuRico, addressed to it at:

AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario, M5C 1T4

Fax: (647) 260-8881
Attention: Chief Executive Officer

with a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention: Krisztian Toth
Email: <>
Fax No.: (416) 364 7813

in the case of a notice to Escrow Agent, addressed to it at:

Computershare Trust Company of Canada
3rd Floor – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Fax No.: <>
Email: <>
Attention: General Manager, Corporate Trust Department

(b)	Deemed Delivery. Each notice sent in accordance with this Section shall be deemed to have been received:

(i)	in the case of personal delivery, if delivered before 5:00 p.m. (recipient’s time) on a Business Day, on the day it was delivered; otherwise, on the first Business Day thereafter;

(ii)

in the case of mailing, on the third Business Day after it was mailed (excluding the day of mailing and each Business Day during which there existed any general interruption of postal services due to strike, lockout or other cause); or

(iii)

in the case of a Transmission, on the same day that it was sent if such day is a Business Day and in the case of facsimile transmission, the machine from which it was sent receives the answer back code of the party to whom it was sent before 5:00 p.m. (recipient’s time) on such day (otherwise on the first Business Day thereafter).

Any party may change its address for notice by giving notice to the other parties hereto.

5.3                     Further Assurances

                          Each party covenants and agrees to do all acts and things and execute all documents as may be necessary to give effect to this Escrow Agreement.

5.4                     Governing Law

                          This Escrow Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Subject to Section 5.5, the parties to this Escrow Agreement irrevocably hereby attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia.

5.5                     Arbitration

                          All disputes and questions whatsoever which shall arise between AuRico and Endeavour in connection with this Escrow Agreement, or the constructions or application thereof or as to any other matter in any way relating to this Escrow Agreement between AuRico and Endeavour shall be resolved or settled by arbitration in accordance with the provisions of Article 16 of the Acquisition Agreement.

5.6                     Successors and Assigns

                          This Escrow Agreement shall enure to the benefit of and be binding upon each of the parties hereto and their respective heirs, executors, legal personal representatives, administrators, successors and permitted assigns, but shall not be assigned by any party hereto without the prior written consent of the other parties.

5.7                     Counterparts

                          This Escrow Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

5.8                     Facsimile Execution

                          To evidence the fact that it has executed this Escrow Agreement, a party may send a copy of its executed counterpart to all other parties by facsimile transmission. That party shall be deemed to have executed this Escrow Agreement on the date it sent such facsimile transmission. In such event, such party shall forthwith deliver to the other party the counterpart of this Escrow Agreement executed by such party.

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                          IN WITNESS WHEREOF this Escrow Agreement has been executed by the Parties hereto on the date first written above.

ENDEAVOUR SILVER CORP.

By:
Name:
Title:

AURICO GOLD INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title: